ARTICLES OF AMENDMENT

OF

PHOENIX PHARMALABS, INC.

Pursuant to an affirmative vote of the majority of Shareholders taken on February 27, 2020, the amended Articles of Incorporation of Phoenix Pharmalabs, Inc. filed on February 28, 2005 is amended to read as follows:

ARTICLE I

The name of this corporation is "Phoenix PharmaLabs, Inc."

ARTICLE II

The duration of this corporation is perpetual.

ARTICLE III

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Utah.

ARTICLE IV

The total number of shares of stock which this corporation is authorized to issue is 60,000,000 shares, consisting of 5,000,000 shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock"), and 55,000,000 shares of Common Stock, par value $.0001 per share (the "Common Stock").

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Utah (the "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)   The designation of the series, which may be by distinguishing number, letter or title;

(b)   The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)   The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(d)   Dates at which dividends, if any, shall be payable;

(e)   The redemption rights and price or prices, if any, for shares of the series;

(f)   The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g)   The amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of this corporation;

(h)   Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of this corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i)   Restrictions on the issuance of shares of the same series or of any other class or series; and

(j)   The voting rights, if any, of the holders of shares of the series.

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may otherwise be provided in this Certificate of Incorporation, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders.

This corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not this corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE V

The address of this corporation's registered office in the State of Utah is 999 West 1500 South #600, Woods Cross, Utah, 84087. The Corporation's registered Agent at such address is Timmy Chou.

ARTICLE VI

(1)   The business and affairs of this corporation shall be managed by, or under the direction of, the Board of Directors. Except as otherwise provided for or fixed pursuant to the provisions of Article IV of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors constituting the entire Board of Directors shall be not less than three nor more than nine, with the then-authorized number of directors being fixed from time to time by the Board of Directors.

(2)   Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(3)   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of this corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of this corporation shall be reduced accordingly.

ARTICLE VII

The authorized and treasury stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine. Stockholders shall not have pre-emptive rights to acquire unissued shares of stock of this corporation. Nor shall stockholders be entitled to vote cumulatively for directors of the corporation.

ARTICLE VIII

No contract or other transaction between this corporation and one or more of its directors or officers, or between this corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be either void or voidable solely because of such relationship or interest, or solely because such director or officer is present at or participates in the meeting of the Board of Directors or a committee thereof which authorizes such contract or transaction, or solely because such director's or officer's votes are counted for such purpose if: (a) the material facts as to such director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or committee thereof, and the Board of Directors or committee thereof in good faith authorizes the contract or transaction by the affirmative votes of a majority of disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to such director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to this corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contract or transaction.

ARTICLE IX

Unless and except to the extent that the bylaws of this corporation shall so require, the election of directors of this corporation need not be by written ballot.

ARTICLE X

In furtherance and not in limitation of the powers conferred by the laws of the State of Utah, the Board of Directors is expressly authorized to make, alter or repeal the bylaws of this corporation.

ARTICLE XI

A director of this corporation shall not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Utah as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of this corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE XII

This corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Utah at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

ARTICLE XIII

This amendment to the Articles of Incorporation was adopted at both a Special Meeting of the Board of Directors and a Special Meeting of Shareholders. Both meetings were held on February 27, 2020, with 27,895,311 shares issued and outstanding eligible to vote. Shareholders voted 14,984,657 (53.7%) shares FOR, -0- (0.0%) shares AGAINST, and 12,910,674 (46.3%) shares ABSTAINING from voting on the adoption of this amendment, and therefore the amendment is hereby ADOPTED.

In witness Whereof, I, Timmy Chou, have executed these Articles of Amendment in duplicate this 9th day of December, 2020, and say:

That I am a Shareholder, Director and Chief Financial Officer of Phoenix PharmaLabs, Inc.; that I have read the above and foregoing Articles of Amendment; know the contents thereof and that the same is true to the best of my knowledge and belief, excepting as to matters herein alleged upon information and belief and as to those matters I believe to be true.



12/9/2020

_____
Timmy Chou, Vice President, CFO and Director
Phoenix PharmaLabs, Inc.

Dated